Exhibit 2.2

FIRST AMENDMENT TO
STOCK PURCHASE AGREEMENT

THIS FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT (the “Amendment), dated as of October 28, 2008 (the “Effective Date”), is entered into by and among Waste Connections, Inc., a Delaware corporation (“WCI”), Harold LeMay Enterprises, Incorporated, a Washington corporation (the “Corporation”), and Norman LeMay, in his capacity as the Shareholders’ Representative under the Agreement (defined below), with reference to the following facts:

WHEREAS, WCI, the Corporation and the Shareholders entered into that certain Stock Purchase Agreement (the “Agreement”), dated as of August 1, 2008, whereby WCI agreed to purchase from the Shareholders, and the Shareholders agreed to sell to WCI, all of the issued and outstanding capital stock of the Corporation;  and

WHEREAS, WCI, the Corporation and Norman LeMay, acting in his capacity as the Shareholders’ Representative pursuant to Section 9.10 of the Agreement, desire to amend the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the premises and of the mutual agreements, representations, warranties, provisions and covenants herein contained, the parties hereto, each intending to be bound hereby, agree as follows:

1.           Definitions.  Capitalized terms not otherwise defined herein shall have the respective meanings ascribed to them in the Agreement.

2.           Amendment to Section 1.2(a).  Section 1.2(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

“The Purchase Price is:  two hundred three million four hundred sixty-five thousand eight hundred twenty-five dollars ($203,465,825.00), (i) minus the Closing Date Debt, (ii) plus or minus, as the case may be, that amount by which the Effective Date Current Assets are greater than (the “Working Capital Surplus”) or less than (the “Working Capital Deficit”) the Effective Date Current Liabilities, (iii) minus, to account for changes in the working capital of the Corporation between the Effective Date and the Closing Date, an amount equal to the aggregate payments made by the Corporation (A) to the Shareholders in the form of distributions or bonuses from the Effective Date through the Closing Date, and (B) on the obligations constituting the Closing Date Debt from the Effective Date through the Closing Date, (iv) plus or minus, as the case may be, an amount equal to the Net Profit or Net Loss of the Corporation for the period from the Effective Date through the Closing Date, plus (v) the EBITDA between the Closing Date and November 30, 2008, if WCI causes the Closing to occur prior to December 1, 2008 pursuant to Section 2.1.  The Shareholders shall provide good faith estimates of the amounts of each of the items referred to in clauses (i) through (v) of this Section 1.2(a), (y) prior to the Signing Date, as if the Closing were occurring as of such date, and (z) at least two (2) business days prior to the Closing Date, which estimates shall be subject to WCI’s review and confirmation as to their accuracy and completeness.  As used herein, the term “Net Profit” or “Net Loss” shall mean the net profit or net loss of the Corporation from the Effective Date through the Closing Date, calculated in accordance with WCI’s historical accounting practices, consistently applied.  The Purchase Price, based upon the estimates provided by the Shareholders pursuant to clause (z) of this Section 1.2(a), shall be paid to the Shareholders on the Closing Date, by wire transfer in immediately available funds, in the respective percentages set forth on Schedule 3.2.  On September 5, 2008 there was a fire at the Corporation’s Recycle and Processing Building located at 2910 Hogum Bay Road, Lacey, Washington (the “Fire”).  The Corporation and the Shareholders represent and warrant that Safeco Insurance Company has paid the Corporation $261,070.64 (the “Insurance Recovery”) to cover the damage incurred, which is in excess of the costs to repair the damage related to the Fire.  WCI and the Shareholders have agreed to divide the excess of the Insurance Recovery over the mutually agreed repair costs among the Corporation and the Shareholders, such that the Shareholders will be entitled to $107,508.32 on the Closing Date as part of the Purchase Price and such amount shall be included in the calculation of the Working Capital Surplus or the Working Capital Deficit, but shall not be subject to any change in the True Up Calculations.  The Shareholders shall have no indemnity or other liability or obligation, of any kind or nature, under this Agreement or otherwise to WCI or the Corporation relating to or arising from the Fire or any damage caused by the Fire.”

3.           Addition of Section 9.1(e).  A new Section 9.1(e) shall be added to the Agreement and read as follows:

“(e)           At the reasonable request of the Shareholders to WCI, or of WCI to the Shareholders, as applicable, the non-requesting party, at the expense of the requesting party, shall perform or cause to be performed such acts and execute such documents after Closing as the requesting party deems to be reasonably necessary to clear title to the real properties that are Excluded Assets in the name of the Shareholders or otherwise effectuate the transfer and assignment of the Excluded Assets and any contractual or other arrangements related thereto.”

4.           Addition of Section 9.15.  A new Section 9.15 shall be added to the Agreement and read as follows:

“9.15                      Employee Rights.  The Corporation’s employees shall be granted the right to cash out their vacation and sick leave accrued through the Closing Date, to the extent allowed under the Corporation’s vacation and sick leave policies, at any time within 30 days after the Closing Date, and WCI shall cause the Corporation to pay such amounts so elected to the employees.”

5.           Amendment to Section 10.1(d) (Indemnity by the Shareholders).  Section 10.1(d) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(d)           Any amount owed by the Corporation that exceeds the reserve therefor included in Effective Date Current Liabilities arising from or related to (i) any employee wages, pension or other benefits due to or required to be contributed in respect of any employees, directors or other service providers of the Corporation on or prior to the Closing Date, (ii) any withdrawal liability due to any partial or complete withdrawal occurring on or before the Closing Date, or (iii)  the employment of Debbie Carson, or termination or separation of employment (constructive or otherwise) of Ms. Carson for any reason whether occurring prior to, on or within three (3) days after the Closing Date, including any claim or allegation by or involving Ms. Carson based on or relating to sexual assault, sexual harassment, emotional distress, a hostile work environment, wrongful or unlawful discharge or termination, disparate treatment or impact, negligent hiring, retention or supervision, assault and battery, unlawful retaliation, sex discrimination or other violation of Law or otherwise arising from or in connection with the action commenced by Ms. Carson in the Pierce County Superior Court of the State of Washington under Cause No. 082136553, or any amendment thereto or any successor or other action by her related to the subject matter thereof.”

6.           Amendment to Section 10.3(g) (Insurance).  Section 10.3(g) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(g)           Insurance.  Notwithstanding any other provision of this Agreement, no Indemnitee shall be entitled to indemnification or other remedy with respect to any Damages for which insurance proceeds are received by the Indemnitee from occurrence-based policies that were obtained by the Corporation and in effect prior to the Closing Date or from Traveler’s Insurance Policy No. 104955918, but only to the extent of the net proceeds actually received by the Indemnitee pursuant to any such policies.  The Indemnitees shall cooperate with the applicable insurance companies and assist in making settlements and in defense of claims and shall attend hearings and trials and assist in securing and giving evidence and obtaining attendance of witnesses.”

7.           Effective Date.  This Amendment shall be effective from and after the Effective Date.

8.           Effect.  Except as expressly modified by this Amendment, the Agreement shall remain unchanged and in full force and effect.

9.           Counterparts.  This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

[Signatures appear on the following page.]

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment to Stock Purchase Agreement by persons thereunto duly authorized as of the date first above written.

WCI:	CORPORATION:
Waste Connections, Inc.	Harold LeMay Enterprises, Incorporated

By: __________________________ Ronald J. Mittelstaedt, Chief Executive Officer	By: __________________________ Nancy L. LeMay President

SHAREHOLDERS’ REPRESENTATIVE:

Norman LeMay

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